Filed Pursuant to Rule 424(b)(3) and 424(c)
Registration Statement No. 333-108722
PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus dated September 24, 2003)

$115,000,000

Western Wireless Corporation

4.625% Convertible Subordinated Notes due 2023

and Class A Common Stock Issuable Upon Conversion of the Notes

          This prospectus supplement No. 2 supplements our prospectus, dated September 24, 2003, as supplemented by prospectus supplement No. 1, dated December 15, 2003, relating to the resale by certain selling security holders of their 4.625% Convertible Subordinated Notes due 2023 and the shares of Class A common stock issuable upon the conversion of the notes.

      This prospectus supplement adds to and updates information contained in the prospectus. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, including any amendments or supplements thereto. The terms of the notes and the Class A common stock are set forth in the prospectus.

      The information in the table appearing under the heading “Selling Security Holders” beginning on page 18 of the prospectus is amended by adding the information below with respect to persons not previously listed in the prospectus or in any amendments or supplements thereto, and by superceding the information with respect to persons listed in the prospectus or in any amendments or supplements thereto that are listed below:

			Number of
			Shares of
			Class A	Percentage
	Principal Amount	Percentage	Common Stock	of Common
	of Notes	of Notes	That May	Stock
	Beneficially Owned	Outstanding	be Sold	Outstanding
Name	and Offered	(1)	(2)	(3)(4)

Advent Convertible Master (Cayman) LP(5)	$7,862,000	6.8%	508,669	*
Alpha U.S. Sub Fund 4 LLC(5)	$340,000	*	21,997	*
HFR Arbitrage Fund(5)	$366,000	*	23,680	*
San Diego County Employee Retirement Association(6)	$500,000	*	32,349	*
Tag Associates(5)	$73,000	*	4,723	*
Wachovia Capital Markets LLC(7)	$8,000,000	7.0%	517,598	*
Wachovia Securities International Ltd.	$5,000,000	4.3%	323,499	*
Zazove Convertible Arbitrage Fund, L.P.(6)	$2,750,000	2.4%	177,924	*
Zazove Income Fund, L.P.(6)	$1,250,000	*	80,874	*
Zurich Institutional Benchmarks Master Fund Ltd. c/o Zazove Associates LLC(6)	$1,000,000	*	64,699	*

*	Less than 1%.

(1)	The percentage of notes outstanding beneficially owned by each security holder is based on $115,000,000 aggregate principal amount of notes outstanding.

(2)	Assumes conversion of all of the holder’s notes at a conversion rate of 64.6998 shares of Class A common stock per $1,000 principal amount of the notes and a cash payment in lieu of any fractional share interest. However, this conversion rate will be subject to adjustment as described in the prospectus under the heading “Description of Notes — Conversion Rights.” As a result, the amount of Class A common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	Calculated based on 79,288,932 shares of common stock (including 72,496,211 shares of Class A common stock and 6,792,721 shares of Class B common stock, which are convertible into shares of Class A common stock on a share-for-share basis) outstanding as of June 30, 2003. In calculating this amount for a particular holder, we treated as outstanding that number of shares of Class A common stock issuable upon conversion of that particular holder’s note(s), but we did not assume the conversion of any other holder’s note(s).

(4)	Assumes that all holders of the notes, or any future transferees, pledges, donees or successors of or from such holders of the notes, do not beneficially own any Class A common stock other than the Class A common stock issuable upon conversion of the notes at the initial conversion rate.

(5)	Advent Capital Management LLC has investment control over the securities that this selling security holder beneficially owns.

(6)	Zazove Associates, LLC, has investment control over the securities that this selling security holder beneficially owns.

(7)	Wachovia Capital Markets, LLC is a successor entity to Wachovia Securities, Inc. Wachovia Securities Inc. was an initial purchaser of the notes from us. Wachovia Securities, Inc. purchased the notes listed on this table for its own account and not for purposes of distribution.

      We prepared this table based on the information supplied to us on or before October 30, 2003 by the selling security holders named in the table.

       As a prospective purchaser of these securities, you should carefully consider the discussion of “Risk Factors” that begins on page S-1 of this prospectus supplement and on page 6 of the accompanying prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

      The date of this Prospectus Supplement No. 2 is October 31, 2003.

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RISK FACTORS

      You should read carefully this entire prospectus supplement, the accompanying prospectus, including any amendments or supplements thereto, and the documents incorporated by reference herein and therein before investing in the securities. In addition, you should carefully consider the risk factors described below and in the accompanying prospectus, before investing in the securities. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

      This prospectus supplement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included or incorporated by reference in this prospectus supplement, including statements regarding our future financial position or results of operations, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will be correct. Important factors that could cause actual results to differ materially from such expectations are disclosed below and elsewhere in the accompanying prospectus. See “Special Note Regarding Forward-Looking Statements” in the accompanying prospectus.

      Unless the context otherwise requires, the terms “we,” “our,” “ours,” “us,” “the company” and “Western Wireless” refer to Western Wireless Corporation, a Washington corporation, or to one or more of its consolidated subsidiaries or to all of them taken as a whole. The term “Western Wireless International” or “WWI”, depending on the context, refers to our subsidiary Western Wireless International Holding Company or to one or more of its subsidiaries, or entities in which it has a minority interest, or to all of them taken as a whole.

Risks Related to Our Business

We have a significant amount of debt, which may limit our ability to raise additional capital to meet our future funding and debt service requirements.

      As of September 30, 2003, our total long-term indebtedness was approximately $2.4 billion, including a current portion of $46.1 million and long-term indebtedness of our international subsidiaries of $309.4 million. The current levels of our debt could limit our ability to obtain future debt or equity financing on terms favorable to us or at all. The availability of additional financing is dependent upon the condition of the capital markets and the extent of the additional financing that we may require will depend on the success of our operations. Our existing debt also has substantial interest and principal payment obligations, which we will continue to need to meet through our operations or future financings. In the event we are unable to raise additional capital to meet our future funding and debt service requirements, our business, strategy, operations and financial condition could be materially adversely affected.

Certain restrictive covenants in our debt obligations limit actions that we may take with respect to our business, and our failure to comply with such covenants could cause our debt to become immediately due and payable.

      Our credit facility and the indentures relating to our senior notes and the notes contain, and any additional financing agreements may contain, certain restrictive covenants. The restrictions in our credit facility and our senior notes affect, and in some cases significantly limit or prohibit, among other things, our ability to incur indebtedness, sell assets, make investments and acquisitions, pay dividends and engage in mergers and consolidations. The restrictions in the notes limit, among other things, our ability to engage in mergers and consolidations. Additionally, our credit facility requires us to comply with certain financial and operational performance covenants. We cannot assure you that we will remain in compliance or will be able to obtain any modifications or waivers that might be required in the future. An event of default under our debt obligations would allow the lenders to accelerate the maturity of the debt. In such event, it is likely that all of our indebtedness would become immediately due and payable.

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Our business will require substantial additional capital for continued growth, and our growth may be slowed if we do not have sufficient capital.

      The continued growth and operation of our business will require additional funding for working capital, debt service, the enhancement and upgrade of our network, the build-out of infrastructure to expand our coverage and possible acquisitions of spectrum licenses. In addition, we must use a substantial portion of our cash flows from operations to make payments of principal and interest on our debt, thereby reducing funds that could be available for other purposes, such as working capital, the enhancement and upgrade of our network, the build-out of infrastructure to expand our coverage and possible acquisitions of spectrum licenses. Additionally, competitive factors, future declines in the United States or international economy, unforeseen construction delays, cost overruns, regulatory changes, engineering and technological changes and other factors may result in funding requirements in excess of current estimates or an inability to generate sufficient cash flow to meet our debt service obligations. Our domestic and international operating cash flow is dependent upon, among other things:

•	the amount of revenue we are able to generate from our customers;

•	the amount of operating expenses required to provide our services;

•	the cost of acquiring and retaining customers; and

•	our ability to grow our customer base.

      The need for capital could cause us to delay or abandon some of our planned growth and development or to seek to sell assets to raise additional funds, which could have a material adverse effect on our business, strategy, operations and financial condition.

We are renegotiating a bridge loan for our Bolivian subsidiary that may become due and payable.

      At September 30, 2003, our Bolivian subsidiary had a bridge loan of $34.7 million, which is due on October 31, 2003. In March 2003, the Overseas Private Investment Corporation approved a $50 million loan guarantee for the refinancing of such bridge loan. The final terms of the Bolivian bridge loan refinancing are still being negotiated with the Overseas Private Investment Corporation. We expect, but there can be no assurance, that the Bolivian bridge loan will be refinanced in the fourth quarter of 2003. Until the Bolivian bridge loan refinancing is finalized, we intend to seek additional extensions of the Bolivian bridge loan maturity date, but there can be no assurance that any necessary extension will be granted. If we are unable to complete the refinancing of the Bolivian bridge loan, we may be required to curtail capital spending, reduce expenses, modify our planned operations, seek additional debt or equity at such subsidiary and/or restructure or refinance our existing financing arrangements. There can be no assurance that such funds or refinancing will be available to us on acceptable terms, if at all.

We historically have sustained losses from continuing operations and we may not become or remain profitable in the future.

      We had a loss from continuing operations before cumulative change in accounting principle of approximately $0.2 million in the nine months ended September 30, 2003, and we sustained losses from continuing operations before cumulative change in accounting principle of $215.3 million in fiscal 2002 and $143.6 million in fiscal 2001 and had income from continuing operations before cumulative change in accounting principle of $65.4 million in fiscal 2000. At September 30, 2003, we had an accumulated deficit of $1.1 billion and a net capital deficiency of $475.3 million. We may incur additional losses, which could be significant, during the next several years, and if we do not become or remain profitable the market price of our Class A common stock price may decline.

Implementation of wireless local number portability could negatively impact our business.

      The FCC has mandated that wireless carriers provide for local number portability in the top 100 metropolitan service areas, or MSAs, by November 24, 2003. For markets outside of the top 100 MSAs, the

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number portability requirement is triggered only upon receipt of a bona fide request by another carrier to port a customer’s telephone number. Our McAllen, Texas metropolitan service area market falls within the top 100 MSAs. In addition to our McAllen metropolitan service area market, we have 6 rural service area markets which include counties, all or a portion of which have been designated as within the top 100 MSAs. We have asked the FCC to rule that such markets not be considered within the top 100 MSA markets and not be subject to local number portability requirements or, in the alternative, waive the number portability requirements for such markets. There can be no assurance that the FCC will grant our waiver request. Number portability would allow subscribers to keep their wireless phone number when switching to a different service provider. We anticipate number portability will increase churn (customers switching from one service provider to another), which is likely to increase our costs. A high rate of churn would adversely affect our results of operations because of the revenue loss and cost of adding new subscribers, which generally includes a commission expense and/or significant handset discounts and which is a significant factor in income and profitability in the wireless industry. We may be required to subsidize product upgrades and/or reduce pricing to match competitors’ initiatives and retain customers, which could adversely impact our revenue and profitability. It is unclear whether the wireless industry is fully prepared to implement number portability. If consumer dissatisfaction results, it could adversely impact industry growth.

Our Class A common stock price may be adversely affected if we enter into a reorganization, restructuring, spin-off or similar transaction.

      We may decide to restructure our operations through a change in our corporate structure. Such a restructuring could include a spin-off or divestiture of Western Wireless International. We have preliminarily investigated a spin-off or divestiture of Western Wireless International, but no decision has been made as to whether to proceed with such a transaction. Any such decision would be subject to numerous conditions, including, among others, approval by our board of directors of the terms and conditions of such a transaction, favorable market and financing conditions, the tax effects of such a transaction and any required governmental and third-party approvals. A restructuring, spin-off or divestiture transaction could have a material adverse affect on the market price of our Class A common stock. For example, in spin-off or divestiture transactions, it is not unusual for significant trading of shares to occur during the first few weeks or even months following completion of the spin-off or divestiture. Any sales of substantial amounts of our Class A common stock in the public market following a restructuring, spin-off or divestiture transaction could materially adversely affect the market price of our Class A common stock.

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